mwe.com

October 3, 2022

VIA EDGAR AND EMAIL

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jane Park
Christopher Edwards Sasha Parikh Al Pavot

Re:	Intensity Therapeutics, Inc. Amendment No. 8 to Registration Statement on Form S-1 Filed September 20, 2022 File No. 333-260565

Dear Ms. Park:

On behalf of Intensity Therapeutics, Inc., a Delaware corporation (the “Company”), we are responding to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated September 29, 2022 (the “Comment Letter”), relating to the above referenced Registration Statement on Form S-1 (File No. 333-260565) filed by the Company on September 20, 2022 (the “Registration Statement”). In response to the comments set forth in the Comment Letter, the Company has revised the Registration Statement and is filing it with the Commission together with its submission of this response letter. Set forth below is the Company’s response to the Staff’s comments. For convenience, the Staff’s comments are repeated below in bold, followed by the Company’s response.

Amendment No. 8 to Form S-1 filed September 20, 2022

Use of Proceeds, page 37

1.	We note your revised disclosure on page 37 that approximately 25% of the net proceeds from the offering will be allocated toward "initiating/conducting a Phase 3 sarcoma and/or Phase 2/3 early-stage breast cancer studies (IT-03 and IT-04)," your two most advanced programs. Please clarify the approximate amount of proceeds you intend to allocate towards each of the IT-03 and IT-04 programs identified and how far the proceeds from the offering will allow you to proceed with the continued development of each of these programs.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 14 and 37 of the revised Registration Statement.

Our Pipeline, page 52

2.	We note your references to the IT-01, IT-02, IT-03 and IT-04 studies throughout the prospectus, including in the Use of Proceeds and Business sections. Please update your pipeline table to identify the relevant IT-01, IT-02, IT-03 and IT-04 studies accordingly.

Response: In response to the Staff’s comment, the Company has revised Figure 2 on page 53 of the revised Registration Statement to identify the relevant IT-01, IT-02, IT-03, IT-04 studies accordingly.

INT230-6 Efficacy in Soft Tissue Sarcoma, page 75

3.	We refer to your disclosure on page 76 that the escalation in dosage of up to 175 mL of INT230-6 per session had "favorable safety." Please expand your disclosure to discuss whether any adverse events were observed in this trial.

Response: In response to the Staff’s comment, the Company has removed the referenced disclosure from the revised Registration Statement.

Employment Agreements, page 106

4.	We note your disclosure on page 107 that you are currently negotiating an agreement with Portage Development Services, Inc. for "use of staff time," which includes time for Dr. Walters. Please expand your disclosure to discuss your relationship with Portage Development Services, whether the working time of additional employees of the company, and the percentage of working time Dr. Walters and other employees will continue to devote to the company, as applicable.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 28 and 107 of the revised Registration Statement.

Please contact me at +1 212 547 5553 if you have any questions or require any additional information in connection with this letter or the Company’s submission of its revised Registration Statement on Form S-1.

Sincerely,

/s/ Daniel Woodard

cc: Lewis Bender, Chief Executive Officer

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